SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of: April 2005

                         Commission File Number 0-15688


                            CORAL GOLD RESOURCES LTD.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                        Form 20-F   X        Form 40-F
                                                   ---                  ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes                  No   X
                                             ----                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On April 25, 2005, Coral Gold Resources Ltd. issued the press released attached as Exhibit 99 regarding commencement of exploratory drilling at its Robertson Property in Nevada.

     Exhibit No.    Description
     -----------    -----------

         99         Press  Release  dated April 25, 2005 titled  "News  Release"
                    regarding   commencement  of  exploratory  drilling  at  the
                    company's Robertson Property in Nevada.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        CORAL GOLD RESOURCES LTD.
                                        (Registrant)


Date:  May 6, 2005                      /s/ Matt Wayrynen
                                        --------------------------------
                                        Matt Wayrynen, President

                                  Exhibit Index
                                  -------------


     Exhibit No.    Description
     -----------    -----------

         99         Press  Release  dated April 25, 2005 titled  "News  Release"
                    regarding   commencement  of  exploratory  drilling  at  the
                    company's Robertson Property in Nevada.